UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67520

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Empire Asset Management Company, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___29 Broadway, 12th Floor___
(No. and Street)

___New York___   ___NY___   ___10006___
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Gregg Zeoli___   ___212-417-8247___   ___gzeoli@empiream.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Adeptus Partners, LLC___
(Name – if individual, state last, first, and middle name)

___244 West 54th Street___   ___New York___   ___NY___   ___10019___
(Address)   (City)   (State)   (Zip Code)

___01/06/10___   ___3686___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Gregg Zeoli_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Empire Asset Management Company, LLC_____, as of __December 31_____, 2 021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN M. BANJANY
Notary Public, State of New York
Registration #01BA6299082
Qualified In New York County
Commission Expires March 17, 2022

Signature:

Title: CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2021

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Empire Asset Management Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empire Asset Management Company, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Empire Asset Management Company, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Empire Asset Management Company, LLC's management. Our responsibility is to express an opinion on Empire Asset Management Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empire Asset Management Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Empire Asset Management Company, LLC's auditor since 2020.

Adeptos Partners, LLC

New York, New York
February 18, 2022

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current assets:

Cash and cash equivalents	$ 1,186,334
Investment – marketable securities at FMV	265,561
Receivables from and deposits with broker – dealers and clearing organizations	1,310,130
Advisory fees receivable	832,070
Other receivables	10,701
Prepaid expenses and other assets	89,212
Total current assets	3,694,008

Furniture, fixtures and equipment (net of accumulated depreciation)	72,855

Other assets:

Pension asset	756,787
ROU lease	1,414,161
Security deposits	55,866
Total other assets	2,226,814
Total assets	$5,993,677

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$ 217,337
Lease liability	271,742
Pension payable	54,894
Commissions payable	786,144
Total current liabilities	1,330,117

Long term liabilities :

Long term lease liabilty	1,241,570
Total liabilities	2,571,687
Members' equity	3,421,990
Total liabilities and members' equity	$ 5,993,677

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 1 – BUSINESS DESCRIPTION

Empire Asset Management Company LLC ("The Company", we, us) was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

FURNITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance, and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FURNITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal. As of December 31, 2021, the company had $936,334 in excess of the FDIC limit.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 18, 2022, which is the date the financial statements were available to be issued.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 3 – RECEIVABLES FROM AND DEPOSITS WITH BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2021 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a deposit of $150,000 with the clearing broker which is included in "receivables from and deposits with broker-dealers and clearing organizations" in the accompanying statement of financial condition at December 31, 2021.

NOTE 4 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2021, investments consist of the following:

	2021
Debt securities	$265,561

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

➢ Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
➢ Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
➢ Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

NOTE 4 – INVESTMENTS (continued)

At December 31, 2021, the Company's investments are classified as follows based on fair values:

Category	2021 Fair Value
Level 1	-
Level 2	$ 265,561
Level 3	-
	$ 265,561

NOTE 5 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$330,184
Office equipment	119,947
Leasehold improvements	80,829
Total:	530,960
Less: Accumulated depreciation	458,105
Net furniture, fixtures and equipment	$72,855

Depreciation expense for the year ended December 31, 2021, was $ 38,404.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty, and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 7 - LEASES

We are party contracts where we lease property from others. As a lessee, we primarily lease office space. Operating lease right of use assets and lease liabilities as of December 31, 2021 were $1,414,161 and $1,513,312 respectively, and were included on our statement of financial condition. The weighted average term of these leases was 7.92 years and the weighted average discount rate used to measure lease liabilities was 4.75%. The total operating lease expenses for the year ended December 31, 2021 was $392,714 which included $31,132 of variable cost expensed as incurred.

Future minimum lease payments, as of December 31, 2021, are as follows:

Date	Amount
2022	$374,520
2023	$374,520
2024	$374,520
2025	$374,520
2026	$343,310
Thereafter	$0
Total undiscounted future lease payments	$1,841,390
Less: Imputed interest	-$328,078
Total reported lease liability	$1,513,312

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

NOTE 9 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 10 – PENSION PLAN

Cash Balance Defined benefit plan - The Company has a qualified defined benefit pension plan for all qualified employees. Benefits under this plan are based on years of service and compensation.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 10 – PENSION PLAN - continued

The following table sets forth the changes in benefit obligation, change in plan assets and the unfunded status of the plan as of December 31, 2021 (the measurement dates):

	Retirement Plan
Changes in benefit obligation	
Benefit obligation at January 1	$ 676,831
Service cost	165,844
Interest cost	30,457
Actuarial (gain)/loss	(199)
Benefit and fee payments	(0)
Benefit obligation at December 31	$ 872,933
Change in plan assets	
Fair value of plan assets at January 1	$ 845,407
Actual return on plan assets	198,315
Employer contributions	586,000
Benefit and fee payments	(0)
Fair value of plan assets at December 31	$1,629,722
Accrued benefit cost recognized in the Statements of financial position	$756,787

The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the retirement plan are as follows:

	December 31, 2021
Projected benefit obligation	$ 872,933
Accumulated benefit obligation	$ 872,933
Fair value of plan assets	$ 1,629,722

Funding policy – The Company's funding policy is to contribute annually an amount that meets or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA), using assumptions different from those used for financial reporting.

Assumptions used in developing the plans' unfunded status at December 31, 2021:

	Retirement Plan
Discount rate	4.50%
Rate of compensation increase	0%

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 10 – PENSION PLAN - continued

Description of Investment Policies and Strategies

The overall objective of the retirement plan is to produce an asset allocation that will generate 5.75% total return annually to meet expense and income needs to provide for sufficient annual asset growth.

PLAN ASSET CATEGORY	Total	Markets Level (1)	Active Observable Inputs Level (2)	Unobservable Level (3)
Money Markets:	$17,141	$17,141		
Common Stock:	$1,211,092	$1,211,092		
Exchange Traded Funds:	$179,755	$179,755		
Alternative Investments:	$221,734		$221,734	
	$1,629,722	$1,407,988	$221,734	$0

Funds for the retirement plan are invested in equity and debt securities and are rebalanced when needed to remain at the target levels set above.

Performance is reviewed monthly based on performance results and benchmarks are compiled and reviewed by the Company.

Cash Flows

The Company does not expect to pay retirement benefits in the next 10 years.

	Retirement Plan
2022	$ 0
2023	0
2024	0
2025	0
2026	0
2027-2031	0

The following table provides the components of the net periodic benefit cost for the plan for the years ended December 31, 2021:

Service cost	$ 165,844
Interest cost on projected benefit obligation	30,457
Expected return on plan assets	(56,435)
Amortization of (gain)/loss	(1,101)
Net periodic pension cost (income)	$ 138,765

NOTE 10 – PENSION PLAN - continued

Prior service costs are amortized over eight years for the retirement plan.

Assumptions used in developing the net periodic benefit cost at December 31, 2021 were:

Discount rate	4.50%
Rate of compensation increase	0.00%
Expected long-term rate of return on plan assets	5.75%

Basis Used to Determine the Expected Long-Term Rate on Assets

The 5.75% asset return assumption was chosen to reflect anticipated long term investment return.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2015.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2021 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2021.

The provision for income taxes consists of the following in 2021:

New York City Corporation Tax	$ 12,633
New York State Corporation Tax	1,075
Total	$ 13,708

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 14– OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract as a loss.

NOTE 15 – RELATED PARTY TRANSACTIONS

Through commonality of ownership, the company has two related parties it may conduct business with. Empire Financial Management LLC is a registered investment advisor who pays the company advisory revenue for work performed by some of the brokers of the company, this revenue totaled approximately $3,145,374 for the year ended December 31, 2021. Empire Insurance Agency Group LLC is an insurance broker who pays the company commissions on insurance policies sold by the Company's brokers; this revenue totaled approximately $44,100 for the year ended December 31, 2021.

NOTE 16 – NOTE PAYABLE

On April 10, 2020, the Company was granted a loan from JP Morgan Chase Bank in the amount of $120,560, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum and matures on May 22, 2022. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before July 15, 2020. The Company intends to use the entire loan amount on qualifying expenses. The loan was forgiven, in its entirely, on April 1, 2021.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.